

July 7, 2011

<u>Via Email</u>

Steven M. Sherwyn
Chief Financial Officer and Treasurer
Care Investment Trust Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

> **Re:** **Care Investment Trust Inc.**
> **Form 10-K**
> **Filed March 31, 2011**
> **File No. 001-33549**

Dear Mr. Sherwyn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>General</u>

1. In future periodic filings, to the extent applicable, please discuss your then current strategy with regard to acquisitions and dispositions, including, if available, quantitative information on your acquisition and disposition pipeline.

Item 1. Business, page 4

Real Estate Equity Investments, page 5

2. In future periodic filings please include weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. Also, please include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.

Liquidity and capital resources, page 50

3. In future periodic filings please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the next fiscal year, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.

Financial Statements

Note 2 – Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page 64

4. Please tell us the facts and circumstances that led the company to value to purchased net assets approximately $23 million above the amount paid by Tiptree.

Note 6 – Investment in Partially-Owned Entities, page 74

5. It appears that certain investments in the Cambridge portfolio may be significant in accordance with Rule 3-09 of Regulation S-X. Explain to us why you have not included the financial statements required by Rule 3-09 of Regulation S-X.

Note 16 – Commitments and Contingencies, page 84

6. We note your disclosure beginning on page 84 regarding the various litigation matters to which the Company is exposed. For certain matters, we also note that you have not disclosed in your financial statement footnotes:

    (i)   the possible loss or range of loss; or
    (ii)   a statement that an estimate of the loss cannot be made

    ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your next Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney at (202)551-3673 or Tom Kluck, Legal Branch Chief at (202)551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief